[GRAPHIC OMITTED] AHOLD                                      Second Quarter 2006
                                                                 August 10, 2006

                                                               Trading Statement

Amsterdam, the Netherlands, August 10, 2006 - Ahold today announced consolidated net sales of EUR 10.5 billion for the second quarter of 2006 - virtually unchanged from the same period last year. Excluding exchange rate changes, net sales were up 2.2%.

Market conditions remained competitive and, particularly in the United States, energy costs continued to impact consumer behavior. Gross margin in Ahold's United States retail arenas will be positively impacted by further improvements at Giant-Landover as well as store portfolio rationalization at Tops. Although the multi-unit foodservice business is growing faster than the broadline foodservice business, U.S. Foodservice continues to make solid progress to meet its full year 2006 operating margin target.

SALES PERFORMANCE

STOP & SHOP / GIANT-LANDOVER
     o Net sales in the arena increased 1.3% to $3.9 billion. Excluding the net sales to BI-LO/Bruno's ($23 million in 2005), net sales increased 1.9%.
     o Identical sales decreased 0.5% at Stop & Shop (1.7% excluding gasoline net sales) and 0.9% at Giant-Landover.
     o Comparable sales decreased 0.2% at Stop & Shop and 0.4% at Giant-Landover.

GIANT-CARLISLE / TOPS
     o    Net sales in the arena decreased 3.9% to $1.4 billion.
     o Identical sales increased 5% at Giant-Carlisle (2.4% excluding gasoline net sales), but decreased 5.3% at Tops (6.9% excluding gasoline net sales).
     o Comparable sales increased 7.3% at Giant-Carlisle, but decreased 4.5% at Tops.

ALBERT HEIJN
     o    Net sales in the arena increased 8.5% to EUR 1.7 billion.
     o    Net sales increased 8.8% to EUR 1.5 billion at Albert Heijn.
     o    Identical sales increased 6.8% at Albert Heijn.

CENTRAL EUROPE
     o Net sales increased 2.7% to EUR 423 million - an increase more than explained by acquisitions and favorable exchange rate changes, partially offset by the change in the accounting period from three months to 12 weeks (EUR 28 million).
     o    Identical sales for the arena fell 6.3%.

SCHUITEMA
     o    Net sales increased 4.4% to EUR 767 million.
     o    Identical sales increased 4.3%.

U.S. FOODSERVICE
     o Net sales at U.S. Foodservice increased 2.3% to $4.4 billion although the year-over-year increase was negatively impacted by approximately 1% as a result of exiting the Sofco business in the third quarter of 2005. Inflation had a negligible impact on quarterly comparisons.
     o    Net sales at USF Broadline increased 1.8% to $3.8 billion.
     o    Net sales at North Star Foodservice increased 5.4% to $586 million.

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSERVICE PEAPOD PINGO DOCE STOP & SHOP TOPS U.S.FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

2006023                                                            www.ahold.com

[GRAPHIC OMITTED] AHOLD                                      Second Quarter 2006
                                                                 August 10, 2006

                                                   Trading Statement - continued

UNCONSOLIDATED JOINT VENTURES AND ASSOCIATES
     o Net sales of unconsolidated joint ventures and associates increased 4.4%. Excluding the impact of currency, net sales increased 4.3%.

NET SALES PER SEGMENT

                                                                                First       First
                                                                                Half        Half
(in millions)                           Q2 2006     Q2 2006     % Change        2006        2006       % Change
------------------------------------   ---------   ---------   ----------     ---------   ---------   ----------
ALL SEGMENTS (IN EUROS)

Stop & Shop / Giant-Landover Arena         3,047       3,090         (1.4%)       7,182       6,938          3.5%
Giant-Carlisle / Tops Arena                1,113       1,191         (6.5%)       2,637       2,682         (1.7%)
Albert Heijn Arena                         1,657       1,527          8.5%        3,756       3,530          6.4%
Central Europe Arena(1)                      423         412          2.7%          981         818         19.9%
Schuitema                                    767         735          4.4%        1,718       1,677          2.4%
Total retail                               7,007       6,955          0.7%       16,274      15,645          4.0%
------------------------------------   ---------   ---------   ----------     ---------   ---------   ----------
U.S. Foodservice - Broadline               3,015       3,042         (0.9%)       7,208       6,769          6.5%
North Star Foodservice                       461         450          2.4%        1,080       1,001          7.9%
U.S. Foodservice                           3,476       3,492         (0.5%)       8,288       7,770          6.7%
------------------------------------   ---------   ---------   ----------     ---------   ---------   ----------
Ahold Group                               10,483      10,447          0.3%       24,562      23,415          4.9%
------------------------------------   ---------   ---------   ----------     ---------   ---------   ----------
Unconsolidated JVs and associates          2,279       2,183          4.4%        4,343       4,246          2.3%
Average U.S. dollar exchange rate
(EUR per USD)                             0.7867      0.8085         (2.7%)      0.8107      0.7837          3.5%
------------------------------------   ---------   ---------   ----------     ---------   ---------   ----------
U.S. SEGMENTS (IN US DOLLARS)

Stop & Shop / Giant-Landover Arena         3,872       3,823          1.3%        8,862       8,853          0.1%
Giant-Carlisle / Tops Arena                1,415       1,472         (3.9%)       3,254       3,421         (4.9%)
------------------------------------   ---------   ---------   ----------     ---------   ---------   ----------
U.S. Foodservice - Broadline               3,832       3,763          1.8%        8,892       8,634          3.0%
North Star Foodservice                       586         556          5.4%        1,333       1,277          4.4%
U.S. Foodservice                           4,418       4,319          2.3%       10,225       9,911          3.2%
------------------------------------   ---------   ---------   ----------     ---------   ---------   ----------

1. Effective 2006, the Central Europe Arena changed its reporting calendar from a calendar year to 13 periods of four weeks. Consequently, First Half 2006 contains 28 weeks whereas First Half 2005 contains 26 weeks (Q2 2006 and Q2 2005 contain 12 and 13 weeks, respectively).

Ahold Press Office: +31 (0)20 509 5343

Page 2/3                                                           www.ahold.com

[GRAPHIC OMITTED] AHOLD                                      Second Quarter 2006
                                                                 August 10, 2006

                                                   Trading Statement - continued

NOTES

The net sales figures presented in this trading statement are preliminary and unaudited.

DEFINITIONS

     o Identical sales: net sales from exactly the same stores in local currency for the comparable period.
     o Comparable sales: identical sales plus net sales from replacement stores in local currency.
     o Currency impact: the impact of using different exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year is adjusted using the average exchange rates for the second quarter of 2006 in order to understand this currency impact.

NON-GAAP FINANCIAL MEASURES

This trading statement includes the following non-GAAP financial measures:
     o    Net sales, excluding the impact of currency.
     o Identical sales, excluding gasoline net sales. Because gasoline prices have recently experienced a higher rate of inflation than food prices, Ahold's management believes that by excluding gasoline net sales, this measure provides a better insight into the recent positive effect of gasoline net sales on Ahold's identical sales.

In certain instances, net sales exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into euro or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to expectations regarding market conditions; statements as to the expected impact of energy costs on consumer behavior; statements as to factors expected to positively impact gross margin in Ahold's United States retail arenas, including improvements at Giant-Landover and store portfolio rationalization at Tops; and statements as to the expected progress of U.S. Foodservice in meeting its operating margin target. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which Ahold's subsidiaries and joint ventures operate, the actions of Ahold's competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of Ahold's customers, including their acceptance of Ahold's plans and strategies, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, including its ability to reduce costs or realize cost savings, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third parties, as well as Ahold's ability to defend itself in connection with such investigations or proceedings, Ahold's ability to complete planned divestments on terms that are acceptable to Ahold, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, unanticipated disruptions to Ahold's operations, including disruptions due to labor strikes, work stoppages, or other similar interruptions, increases in the cost of healthcare, pensions or insurance, increases in energy costs and transportation costs, any slowdown in independent restaurant growth, rapid fluctuations in costs for resale products where such fluctuations cannot be passed along to Ahold's customers on a timely basis, Ahold's ability to recruit and retain key personnel and other factors discussed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

Page 3/3                                                           www.ahold.com